UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 33 )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,965,732
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,963,616
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,732
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9894%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 32,158,542 shares of common stock outstanding (comprised of (a) 31,642,269 shares of common stock outstanding as of March 4, 2019 (according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 8, 2019) and (b) 516,273 shares of common stock issuable upon vested stock options owned by the Reporting Person).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter

(b)	11411 Park Road, Anchorage, KY 40223

(c)	Mr. Schnatter is the founder and was, until April 30, 2019, a director of the Issuer.

(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 32.

Item 4. Purpose of Transaction

This filing is being made to (1) update Mr. Schnatter’s holdings and percentages previously disclosed, (2) supplement the prior filings made by him on Schedule 13D as it relates to his status and relationship with the Issuer, and (3) supplement Mr. Schnatter’s prior statements with regard to his plans and proposals.

On the date hereof, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 9,965,732 shares of Common Stock, as follows: 9,353,568 shares owned directly; 31,391 shares owned by M. Annette Schnatter, Mr. Schnatter’s spouse; 516,273 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 64,500 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

As previously disclosed, in accordance with the terms of the agreement (the “Agreement”) entered into on March 4, 2019 by the Issuer and Mr. Schnatter, Mr. Schnatter’s term as a director expired at the annual meeting of stockholders of the Issuer that was held on April 30, 2019. Under the terms of the Agreement, Mr. Schnatter and the Issuer may collaborate on the appointment of a new independent member of the board of directors. Mr. Schnatter and the Issuer have engaged in discussions regarding candidates for such role, but no decision has been made to appoint any such candidate to the board of directors.

As a result of Mr. Schnatter leaving the board of directors, officially stepping down as chief executive officer on January 1, 2018, and the termination of his contractual rights as founder under the founder agreement with the Issuer, Mr. Schnatter no longer has any direct control over the Issuer or any involvement in the management or operations of the Issuer.

Notwithstanding any statements by Mr. Schnatter in prior Schedule 13D filings regarding his plans or proposals with respect to the Issuer, Mr. Schnatter presently has no plans or proposals of the type required to be disclosed in this Item 4 other than as described in the following three sentences.  Mr. Schnatter presently intends to sell shares of his Common Stock in an amount not to exceed the volume restrictions set forth in Rule 144 of the Securities Act of 1933 (“Rule 144”), in the public markets in compliance with Rule 144.  Based on his analysis of, among other things, investment considerations (including the trading price of the Issuer’s Common Stock), economic conditions and public disclosures made by the Issuer, Mr. Schnatter may (i) sell, trade or otherwise dispose of more or less of his Common Stock in the Issuer in the public markets, in privately negotiated transactions, in registered offerings or otherwise, (ii) consider and/or implement various alternatives to maximize the value of his investment in the Issuer, or (iii) take any other lawful action he deems to be in his best interest (including actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D). Mr. Schnatter has solicited the advice of financial advisors regarding a possible disposition of all or some of his Common Stock in the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	9,965,732 (30.9894%)

(b)	Sole voting power: 9,965,732

Shared voting power: 0

Sole dispositive power: 9,963,616

Shared dispositive power: 0

(c)	During the sixty days prior to this filing, Mr. Schnatter neither disposed of nor acquired any shares of Common Stock.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment No. 32.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

May 6, 2019
Insert Date